February 22, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Kevin L. Vaughn

Re:   Woodward, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed November 16, 2011

File No. 000-08408

Ladies and Gentlemen:

Set forth below are the responses of Woodward, Inc. (“Woodward,” the “Company”, “we,” or “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated February 7, 2012, with respect to the Annual Report on Form 10-K for the fiscal year ended September 30, 2011, filed November 16, 2011. For your reference, we have repeated below in italics the Staff’s comments immediately prior to the responses.

Form 10-K for the Fiscal Year Ended September 30, 2011

Critical Accounting Policies, page 27

– Revenue Recognition, page 27

1.	We note your disclosure here regarding your revenue recognition. You state that “judgment is sometimes required to identify the point in time at which the customer has assumed the risks and rewards of ownership.” Please revise future filings to expand upon this statement by explaining the situations in which judgment is required and the key factors that management considers in determining whether the customer has assumed the risks and rewards of ownership. Provide us with a sample of your proposed revised disclosure.

Response:

In response to the Staff’s comment, we will incorporate the following proposed modifications to the disclosure in our quarterly reports on Form 10-Q for the quarters ending March 31, 2012 and June 30, 2012 in addition to future annual reports on Form 10-K.

We will replace the first paragraph under “Revenue recognition” with disclosure similar to the following:

“Woodward recognizes revenue when the following criteria are met:

1)	persuasive evidence of an arrangement exists,

2)	delivery of the product has occurred or services have been rendered,

3)	price is fixed or determinable, and

4)	collectability is reasonably assured.

In implementing the four criteria stated above, we have found that determining when the risks and rewards of ownership have passed to the customer, which determines whether persuasive evidence of an arrangement exists and if delivery has occurred, may require judgment. The passage of title indicates transfer of the risks and rewards of ownership from Woodward to the customer; however, contract- and customer-specific circumstances are reviewed by management to ensure that transfer of title constitutes the transfer of the risks and rewards of ownership.

Examples of situations requiring management review and judgment, with respect to the passage of the risks and rewards of ownership, include: interpretation of customer-specific contract terms, situations where substantive performance obligations exist, such as completion of product testing that remain after product delivery to the customer, situations that require customer acceptance (or in some instances regulatory acceptance) of the product, and situations in countries whose laws provide for retention of some form of title by sellers such that Woodward is able to recover goods in the event a customer defaults on payment.

Based on management’s determination, if the risks and rewards of ownership have not passed to the customer, revenue is deferred until this requirement is met.”

2.	We note your disclosure here regarding your recognition of certain contract revenues on the percentage-of-completion, milestone or completed contract methods. Please revise future filings to provide greater insight into the critical accounting estimates related to your revenue recognition. Discuss how you determine which revenue recognition methodology to use and how you develop your estimates of total estimated costs. Provide analysis of how accurate your estimates have been in the past, how much the estimates have changed in the past and the reasons for any reasonably likely future change in the estimates.

Response:

In response to the Staff’s comment, we will incorporate the following proposed modifications to the disclosure in our quarterly reports on Form 10-Q for the quarters ending March 31, 2012 and June 30, 2012 in addition to future annual reports on Form 10-K.

The proposed disclosure will be included in Management’s Discussion and Analysis under “Critical Accounting Policies.” In addition, in future annual reports on Form 10-K the proposed disclosure will be included in the Notes to the Consolidated Financial Statements.

We will replace the second paragraph under “Revenue recognition” with disclosure similar to the following:

“Woodward provides certain engineering services to customers under fully funded and partially funded long- and short-term development contracts, which account for less than 3% of total revenue or reimbursement received from customers. Funded development contracts may be fixed price or cost-reimbursable contracts. Revenue for such contracts is recognized using the percentage-of-completion, milestone or completed contract methods. The applicable revenue recognition methodology to apply is dependent on an evaluation of each project.

Estimating total anticipated costs on long-term projects requires a comprehensive understanding and consideration of variables that may impact the future costs required to be incurred to complete the project, and are subject to revision and adjustment throughout the projects. Accurately estimating total costs on long-term contracts is often difficult due to the number of variables to consider, including customer changes to project scope, unexpected engineering charges and cost overruns. Changes in estimates over the course of a project will impact the future timing of revenue recognition on projects accounted for using the percentage-of-completion method and the milestone method, as well as the timing of recognition of loss reserves, if any.

Changes in contract estimates occur for a variety of reasons, including changes in contract scope, changes in contract cost estimates due to unanticipated cost growth, changes in risks affecting contract costs and/or the resolution of contract risks at lower costs than anticipated, and changes in contract overhead costs over the performance period. The Company has a contract management process involving cross-functional groups who are familiar with our contract activities. Significant changes in estimates on a single contract could impact our financial results. Aggregate net changes in contract estimates recognized on a cumulative catch-up basis were not material to our consolidated financial statements in fiscal years 2011, 2010 and 2009. No discrete event or adjustment to an individual contract within the aggregate net changes in contract estimates for fiscal years 2011, 2010 or 2009 was material to the consolidated financial statements for such annual period.”

Total revenue recognized during fiscal years 2011, 2010 and 2009 was $2.1 million, $7.4 million and $3.6 million, respectively. Aggregate cumulative catch-up adjustments were less than $0.5 million in all years presented.

Our recent acquisitions in fiscal year 2009 account for the majority of the revenue recognized under the methods discussed above as they operated under a very different business model on a pre-acquisition basis compared to Woodward’s business model for the acquired businesses. As we continue to fully integrate these acquisitions into our business model, these types of transactions will become more immaterial and therefore we believe this accounting policy/estimate will not be critical in future years.

– Purchase accounting, page 28

3.	We note your disclosure here that significant assumptions and estimates affect the carrying value of acquired assets and assumed liabilities. Please revise future filings to provide greater insight into the critical accounting estimates related to your purchase accounting. Discuss how you determine the values of acquired assets and assumed liabilities, including how you develop projections of future cash flows. Provide analysis of how accurate the key estimates have been in the past, how much they have changed in the past and the reasons for any reasonably likely future change in the estimates.

Response:

In response to the Staff’s comment, we will incorporate the following proposed modifications to the disclosure in our quarterly reports on Form 10-Q for the quarters ending March 31, 2012 and June 30, 2012 in addition to future annual reports on Form 10-K.

We will replace the paragraph under “Purchase accounting” with disclosure similar to the following:

“Assigning fair market values to the assets acquired and liabilities assumed at the date of an acquisition requires knowledge of current market values, and the values of assets in use, and often requires the application of judgment regarding estimates and assumptions. While the ultimate responsibility resides with management, for material acquisitions, we retain the services of certified valuation specialists to assist with assigning estimated values to certain acquired assets and assumed liabilities, including intangible assets and postretirement benefit plan assets and liabilities.

Acquired intangible assets, excluding goodwill, are valued using a discounted cash flow methodology based on future cash flows. This methodology incorporates various estimates and assumptions, the most significant being projected revenue growth rates, earnings margins, and forecasted cash flows based on the discount rate and terminal growth rate. Management projects revenue growth rates, earnings margins and cash flows based on the historical operating results of the acquired entity adjusted for synergies anticipated to be achieved through integration, expected future performance, operational strategies, and the general macroeconomic environment. We review finite-lived intangible assets for triggering events such as significant changes in operations, customers or future revenue that might indicate the need to impair the assets acquired or change the useful lives of the assets acquired. No impairment or change in useful lives has been recognized on other intangible assets acquired in fiscal years 2009, 2010 or 2011.

Estimated values for inventory acquired is subject to reliable estimates of future sales volumes, replacement costs, costs of selling effort, anticipated selling prices, normal profit margins and the percent complete, as of the acquisition date, and costs to complete work-in-process inventory. Estimated values for accounts receivable are subject to reliable estimates of collectability.

Assumed liabilities are valued based on estimates of anticipated expenditures to be incurred to satisfy the assumed obligations, including estimation of any warranty or other contractual liabilities assumed, which require the exercise of professional judgment. Valuation of postretirement benefit plan assets and liabilities is dependent on similar assumptions and estimates as those used to value our non-acquisition postretirement benefit plan assets and liabilities.

Assumed contracts may have favorable or unfavorable terms that must be valued as of the acquisition date. Such valuation is subject to management judgment regarding the evaluation and interpretation of contract terms in relation to other economic circumstances, such as the market rates for office space leases.

If we assume a performance obligation to customers as of the acquisition date, a deferred revenue obligation is recognized. Judgment is required to evaluate whether a future performance obligation exists and to assign a value to the performance obligation.

Valuation of gain and loss contingencies, if not resolved during the purchase measurement period, requires exercise of management judgment. We measure pre-acquisition contingencies at their acquisition date fair value if their fair value can be determined during the measurement period. If we cannot determine the fair value of the pre-acquisition contingency during the measurement period, we recognize an acquired asset or assumed liability if it is probable that an asset existed or that a liability had been incurred at the acquisition date and the amount of the asset or liability can be reasonably estimated.

Assumed acquired tax liabilities for uncertain tax positions are dependent on assessing the past practices of the acquisition target based on review of actual tax filings and information obtained through due diligence procedures. Evaluation of the validity of tax positions taken by the acquisition target are subject to management judgment.”

During fiscal years 2011, 2010, and 2009, we did not make any changes in estimates related to purchase accounting for any acquisition that were material to the acquisition when taken as a whole.

– Inventory, page 28

4.	Please revise future filings to provide greater insight into how you determine the market price for your inventories for purposes of the lower of cost or market valuation. Discuss any significant judgments or estimates utilized in determining market prices. Provide analysis of how accurate your judgments or estimates have been in the past, how much they have changed in the past and the reasons for any reasonably likely future change in the judgments or estimates.

Response:

In response to the Staff’s comment, we will incorporate the following proposed modifications to the disclosure in our quarterly reports on Form 10-Q for the quarters ending March 31, 2012 and June 30, 2012 in addition to future annual reports on Form 10-K.

We will replace the two paragraphs under “Inventory” with disclosure similar to the following:

“Inventories are valued at the lower of cost or market value. Inventory cost is determined using methods that approximate the first-in, first-out basis. We include product costs, labor and related fixed and variable overhead in the cost of inventories.

Inventory market values are determined by giving substantial consideration to the expected product selling price. We estimate expected selling prices based on our historical recovery rates, general economic and market conditions, the expected channel of disposition, and current customer contracts and preferences. Actual results may differ from our estimates due to changes in resale or market value and the mix of these factors. Management monitors inventory for events or circumstances, such as negative margins, recent sales history suggesting lower sales value, or changes in customer preferences, which indicate the market value of inventory is less than the carrying value of inventory and records adjustments as necessary. When inventory is written down below cost, such reduced amount is considered the cost for subsequent accounting purposes. Our recording of inventory at the lower of cost or market value has not historically required material adjustments once initially established.

The carrying value of inventory as of September 30, 2011 was $381,555. If economic conditions, customer product requirements or other factors significantly reduce future customer demand for our products from forecast levels, then future adjustments to the carrying value of inventory may become necessary. We attempt to maintain inventory quantities at levels considered necessary to fill expected orders in a reasonable time frame, which we believe mitigates our exposure to future inventory carrying cost adjustments.”

The impact of adjusting inventory to the lower of cost or market value over the past three fiscal years has been less than $1 million per year. We have made no material changes to our original estimates recorded in fiscal years 2011, 2010 or 2009.

– Postretirement benefits, page 28

5.	Similar to the comments above, please revise this disclosure in future filings to provide greater insight into the critical accounting estimates related to your postretirement benefits, including discussion of how you develop the assumptions discussed in the disclosure.

Response:

In response to the Staff’s comment, we will incorporate the following proposed modifications, as underlined below, to the disclosure in our quarterly reports on Form 10-Q for the quarters ending March 31, 2012 and June 30, 2012 in addition to future annual reports on Form 10-K.

“The Company provides various benefits to certain employees through defined benefit plans and other postretirement benefit plans. For financial reporting purposes, net periodic benefits expense and related obligations are calculated using a number of significant actuarial assumptions, including anticipated discount rates, rates of compensation increases, long-term return on defined benefit plan investments, and anticipated healthcare cost increases. Based on these actuarial assumptions, at September 30, 2011, our recorded liabilities include $25,349 for underfunded defined benefit pension plans and $381,555 for unfunded other postretirement benefit plans. Changes in net periodic expense or the amounts of recorded liabilities may occur in the future due to changes in these assumptions.

Estimates of the value of postretirement benefit obligations, and related net periodic benefits expense, are dependent on actuarial assumptions, including future interest rates, compensation rates, healthcare cost trends, and returns on defined benefit plan investments.

Primary actuarial assumptions for our defined benefit plans were determined as follows:

•

The discount rate assumption is intended to reflect the rate at which the retirement benefits could be effectively settled based upon the assumed timing of the benefit payments. In the U.S., we used a bond portfolio matching analysis based on recently traded, non-callable bonds rated AA or better, which have at least $50 million outstanding. In the United Kingdom, we used the iBoxx AA-rated corporate bond index (applicable for bonds over 15 years) to determine a blended rate to use as the benchmark. In Japan, we used Standard & Poors AA-rated corporate bond yields (applicable for bonds over 10 years) as the benchmark. In Switzerland, we used high quality swap rates plus a credit spread of 0.36%, as high quality swaps are available in Switzerland at various durations and trade at higher volumes than bonds, as the benchmark. Our assumed rates do not differ significantly from any of these benchmarks. These rates are sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and future expense.

•	Compensation increase assumptions are based upon historical experience and anticipated future management actions. An increase in the rate would increase our obligation and expense.

•

In determining the long-term rate of return on plan assets, we assume that the historical long-term compound growth rates of equity and fixed-income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of the plan assets are factored into the determination of asset return assumptions. This rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market volatility. Changes in our allocation of plan assets would also impact this rate. For example, a shift to more fixed income securities would lower the rate. A decrease in the rate would increase our expense.

Primary actuarial assumptions for our other postretirement benefit plans were determined as follows:

•

The discount rate assumption is intended to reflect the rate at which the postretirement benefits could be effectively settled based upon the assumed timing of the benefit payments. In the U.S., we used a bond portfolio matching analysis based on recently traded, non-callable bonds rated AA or better, which have at least $50 million outstanding. In the United Kingdom, we used the iBoxx AA-rated corporate bond index (applicable for bonds over 15 years) to determine a blended rate to use as the benchmark. Our assumed rate did not differ significantly from this benchmark. These rates are sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and future expense.

•

The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in our projections of future health care costs due to general economic conditions and those specific to health care (e.g., technology driven cost changes) will impact this trend rate. An increase in the trend rate would increase our obligation and expense.

Variances from our fiscal year end estimates for these variables could materially affect our recognized postretirement benefit obligation liabilities. On a near-term basis, such changes are unlikely to have a material impact on reported earnings, since such adjustments are recorded to other comprehensive income and recognized into expense over a number of years. Significant changes in estimates could, however, materially affect the carrying amounts of benefit obligation liabilities, including accumulated benefit obligations, which could affect compliance with the provisions of our debt arrangements and future borrowing capacity.

The following information illustrates the sensitivity of the net periodic benefit cost and the projected accumulated benefit obligation to a change in the discount rate assumed.

	September 30,	September 30,	September 30,	September 30,
		Increase/(Decrease) In
			2012	Post Retirement
		2012 Net	Projected	Benefit
		Periodic	Service and	Obligation as of
Assumption	Change	Benefit Cost	Interest Costs	Sept. 30, 2011
Defined benefit pension benefits:
Change in discount rate	1% increase	$(1,327)	$(443)	$(21,575)
	1% decrease	2,358	403	26,480
Other postretirement benefits:
Change in discount rate	1% increase	(116)	140	(2,584)
	1% decrease	(10)	(172)	2,998

It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in assumptions are not necessarily linear due to factors such as the 10% corridor applied to the larger of the postretirement benefit obligation or the fair market value of plan assets when determining amortization of actuarial net gains or losses.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	September 30,	September 30,
	1% increase	1% decrease”
Effect on projected fiscal year 2012 service and interest cost	$182	$(159)
Effect on accumulated postretirement benefit obligationat September 30, 2011	3,107	(2,722)

Liquidity and Capital Resources, page 43

2011 Cash Flows Compared to 2010, page 44

6.	We note that your increased inventory balance at September 30, 2011 was due, in part to, some sourcing inefficiencies. Please revise future filings to clearly describe the nature of the sourcing inefficiencies and disclose any expected impact on your liquidity and results of operations. Refer to Item 303(A) (3) (ii) of Regulation S-K.

Response:

These sourcing inefficiencies were the result of a variety of conditions, including the impact of long lead times, long shipping requirements of product between manufacturing locations, and volatility in the demand of our customers. Our responses to these conditions may lead to increases in inventory, but we do not consider any one of these items to be an indication of a trend.

In future filings, we will more clearly define and describe the reasons for changes in our cash flows. In addition, we will disclose the expected impact that any of these changes may have on future liquidity and results of operations (i.e. if there is an indication of a trend).

Note 1 – Operations and summary of significant accounting policies, page 54

Revenue recognition, page 55

7.	We note from your disclosures on page 59 that you adopted ASU 2010-17, “Milestone Method of Revenue Recognition” on October 1, 2010. Please explain to us how you considered the disclosure requirements of FASB ASC paragraph 605-28-50-2.

Response:

We reviewed the disclosure requirements of FASB ASC paragraph 605-28-50-2 when we adopted ASU 2010-17. The amount of revenue we recognized under the Milestone Method, which was less than 0.2% of total revenue in fiscal 2011, is immaterial to our consolidated financial statements. Accordingly, we did not provide additional disclosures beyond disclosing the gross amount. We will continue to monitor the amount of revenue we recognize under the Milestone Method and will provide the appropriate required disclosures.

Accounts receivable, page 56

8.	We note your disclosure here regarding your allowance for doubtful accounts. We further note your disclosure of your concentration of sales to European countries disclosed on page 95. Considering the European sovereign debt crisis and economic conditions and your concentration of sales in these foreign countries, please explain to us in more detail how you have assessed your outstanding accounts receivable balances for potential impairment.

Response:

In our assessment of the collectability of accounts receivable, we determined that we do not have any significant direct exposure to European government receivables. In addition, our customers do not rely heavily on European government subsidies or other government support that could potentially impact the collectability of our receivables. The impact of pervasive European sovereign debt issues on credit markets could cause our current or potential customers to experience liquidity issues through potential inability to access the credit markets and, as a result, they may experience cash flow problems and may not be able to pay, or may delay payment of, accounts receivable that are owed to us. However, as of our filing date, we do not believe we had any outstanding accounts receivable balances that were impaired for which a reserve was required as of September 30, 2011 as a direct or indirect result of the European sovereign debt crisis.

Note 18 – Retirement benefits, page 79

Defined benefit plans, page 80

Defined benefit plan assets, page 84

9.	We note the significance of your investments in U.K. debt securities from your disclosures on page 86. Revise future filings to discuss the impact of the current European economic conditions on your pension plan assets, if material.

Response:

Management evaluates the quality of the underlying investments supporting our pension obligations on a regular basis. The investments in the U.K. debt securities are related to our pension plan in the United Kingdom. We believe the plan’s investments in the U.K. government securities are an appropriate and conservative investment when compared to other options. While we acknowledge that there is economic uncertainty in Europe, the current impact to U.K. debt securities, including U.K. government securities, has been minimal. In response to the Staff’s comment, we will discuss the impact of the current European economic conditions on our pension plan assets in future filings to the extent material.

Note 21 – Segment information, page 94

10.	We note that as of September 30, 2011, you reorganized your reportable segments and now have two reportable segments – Aerospace and Energy. We further note from your disclosures on page 29 that you have four operating segments – Turbine Systems, Airframe Systems, Engine Systems and Electrical Power Systems. We also note your disclosure on page 5 that Aerospace segment combines the Aircraft Turbine Systems business group and Airframe Systems business group and your Energy segment combines your Industrial Turbomachinery Systems business group with your Engine Systems and Electrical Power Systems business groups. Please explain to us in greater detail how many operating segments you have identified and how the operating segments are aggregated into the reportable segments. In this regard, please also provide us with your analysis of the aggregation criteria set forth in FASB ASC paragraph 280-10-50-11.

Response:

Below is our response to the first part of the Staff’s question “Please explain to us in greater detail how many operating segments you have identified and how the operating segments are aggregated into the reportable segments.”

As of September 30, 2011, we identified a total of five operating segments: Airframe Systems, Electrical Power Systems, Engine Systems, Aircraft Turbine Systems and Industrial Turbomachinery Systems.

The five operating segments are aggregated within two reportable segments, Aerospace and Energy, based on the strategic market served by each and the factors discussed in our response to the second part of the Staff’s question below.

The Aircraft Turbine Systems and Airframe Systems operating segments are aggregated into our Aerospace reportable segment. The Engine Systems, Electrical Power Systems and Industrial Turbine Systems operating segments are aggregated into our Energy reportable segment.

This reportable segment structure is the same reporting structure we previously used until the end of fiscal year 2007, and we believe it is reflective of our overall strategic focus on our customer markets and is consistent with how we operate our business.

Prior to September 2007, the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems businesses were included in our Industrial Controls operating segment. The Aircraft Turbine Systems operating segment was formerly referred to as our Aircraft Engine Systems operating segment.

As of September 30, 2007, we reorganized our operating structure to create the Turbine Systems operating segment, by moving the Industrial Turbine Systems business out of the Industrial Controls operating segment and the Aircraft Turbine Systems business out of the Aircraft Engine Systems operating segment. The Electrical Power Systems and Engine Systems operating segments were created out of the Industrial Controls operating segment. The primary factor driving this change in 2007 was the reorganization of our largest customer’s business to combine under one management structure the groups supported by what are now our Aircraft Turbine Systems and Industrial Turbomachinery Systems businesses, therefore we aligned our operating structure to mirror this change in the customer’s focus. This customer has since reorganized and separated these groups within its organization, returning to its former separate structure.

During fiscal year 2008, we operated in and reported external financial results of three operating segments: Electrical Power Systems, Engine Systems and Turbine Systems.

In fiscal year 2009, we added a fourth operating segment, Airframe Systems, in connection with the acquisitions of MPC Products Corporation (MPC) and HR Textron Inc. (HRT). During fiscal years 2009, 2010 and the first three fiscal quarters of fiscal year 2011, we operated in and reported external financial results of four operating segments. The four operating segments were Airframe Systems, Electrical Power Systems, Engine Systems, and Turbine Systems.

During early fiscal year 2011, we re-evaluated the strategic alignment of our business units with a strategic focus on the aerospace and energy markets we serve. As part of this re-evaluation, in February 2011, we established the Aircraft Turbine Systems and Industrial Turbomachinery Systems groups within our Turbine Systems operating segment. Recognizing both our recent market share gains and our anticipated future accelerated growth, we concluded that establishment of these groups as distinct business units would provide more focused leadership for our Turbine Systems customers.

At the time the Aircraft Turbine Systems and Industrial Turbomachinery Systems groups were established, we re-evaluated our operating segment structure by considering the guidance of FASB ASC paragraph 280-10-50-1 which states that:

“An operating segment is a component of a public entity that has all of the following criteria:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.”

Prior to September 30, 2011, Aircraft Turbine Systems and Industrial Turbomachinery Systems did not meet all of the criteria of an operating segment. Discrete financial information was not available as of March 31, 2011 or June 30, 2011 for each of Aircraft Turbine Systems and Industrial Turbomachinery Systems because Woodward had only begun to implement the strategic realignment. Instead, Woodward’s chief operating decision maker reviewed combined operating results presented as Turbine Systems. Accordingly, because separate financial information had not been available for each business unit, Turbine Systems represented a single operating segment through June 30, 2011. Therefore, as noted by the Staff, on page 29 of our report on Form 10-K for the fiscal year ended September 30, 2011, for purposes of performing our annual impairment testing of goodwill as of March 31, 2011 and July 31, 2011, we had four operating segments: Electrical Power Systems, Engine Systems, Airframe Systems and Turbine Systems.

As of September 30, 2011, discrete financial information for Aircraft Turbine Systems and Industrial Turbomachinery Systems became available. Further, as of September 30, 2011 operating results for each of Aircraft Turbine Systems and Industrial Turbomachinery Systems were being reviewed by Woodward’s chief operating decision maker.

Consistent with the guidance of FASB ASC paragraph 280-10-50-1 Woodward identified Aircraft Turbine Systems and Industrial Turbomachinery Systems as operating segments as of September 30, 2011. Accordingly as of September 30, 2011, we identified a total of five operating segments: Airframe Systems, Electrical Power Systems, Engine Systems, Aircraft Turbine Systems and Industrial Turbomachinery Systems. These five operating segments are now aggregated into our two reportable segments, as noted above, which structure is a return to the reporting structure we used until the end of fiscal year 2007. We believe this reporting structure is reflective or our overall strategic focus on our customer markets and is consistent with how we operate our business.

Below is our response to the second part of the Staff’s question “In this regard, please also provide us with your analysis of the aggregation criteria set forth in FASB ASC paragraph 280-10-50-11.”

FASB ASC paragraph 280-10-50-11 provides the following specific aggregation criteria:

“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objectives and basic principle of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

Our response is divided into three parts, consistent with the three basic criteria outlined in FASB ASC paragraph 280-10-50-11, as follows:

I.	Consideration of whether Aggregation into the Aerospace and Energy reportable segments is consistent with the objectives and basic principles of FASB ASC Subtopic 280, Segment Reporting.

II.	For our Aerospace reportable segment and its Airframe Systems and Aircraft Turbine Systems operating segments:

i.	A general discussion of the Aerospace reportable segment and its Airframe Systems and Aircraft Turbine Systems operating segments;

ii.	A specific discussion of the quantitative economic similarities between the Airframe Systems and Aircraft Turbine Systems operating segments; and

iii.	A specific discussion of the other five areas of similarity outlined in FASB ASC paragraph 280-10-50-11 between the Airframe Systems and Aircraft Turbine Systems operating segments.

III.	For our Energy reportable segment and its Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments:

i.	A general discussion of the Energy reportable segment and its Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments;

ii.	A specific discussion of the quantitative economic similarities between the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments; and

iii.	A specific discussion of the other five areas of similarity outlined in FASB ASC paragraph 280-10-50-11 between the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments.

I. Consideration of whether Aggregation into the Aerospace and Energy reportable segments is consistent with the objectives and basic principle of FASB ASC Subtopic 280, Segment Reporting.

We considered the guidance of FASB ASC paragraph 280-10-10-1 which defines the objectives of the FASB’s segment reporting rules as defined in FASB ASC Subtopic 280 and states:

“The objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a.	Better understand the public entity’s performance

b.	Better assess its prospects for future net cash flows

c.	Make more informed judgments about the public entity as a whole”

We manage our business strategically at the Aerospace and Energy level. We believe that reporting our results for external purposes consistent with how we manage the business is the best way to comply with the objectives of FASB ASC 280-10-10-1. We also believe that reporting results for our Aerospace and Energy reportable segments is consistent with the goals of helping financial statement users understand our performance, assess future prospects and make informed judgments about Woodward, Inc. as a whole.

To further support this strategic alignment, in the fourth quarter of fiscal year 2011, Mr. Tom Gendron, our Chairman and Chief Executive Officer, established the Office of the Chairman, a committee made up Mr. Gendron and Robert F. Weber, Jr., our Vice Chairman, Chief Financial Officer and Treasurer, which was approved by our Board of Directors. Mr. Gendron announced this structure on October 3, 2011.

As members of the Office of the Chairman, Mr. Gendron and Mr. Weber are jointly providing strategic management oversight of our business, through our Aerospace and Energy reportable segments and, as such, the Office of the Chairman is considered to be our chief operating decision maker.

Concurrently with the creation of the Aircraft Turbine Systems and Industrial Turbomachinery Systems operating segments and the creation of the Office of the Chairman, we considered whether our five operating segments should be aggregated for external reporting purposes into the Aerospace and Energy reportable segments, to align with the way we manage our business through the Office of the Chairman.

Such a change in our external reporting was not possible prior to the creation of the Aircraft Turbine Systems and Industrial Turbomachinery Systems operating segments. As discussed below, the creation of these two new operating segments was a key step in a series of strategic evolutionary steps that will allow us to manage our operations at the Aerospace and Energy levels. The strategic transition from managing the company as four (now five) operating segments to two reportable segments has been an incremental process, which has been occurring over a long period of time. This transition will continue into the future. We believe that this progression reached the point that supports aggregating our operating segments into the Aerospace and Energy reportable segments as of September 30, 2011.

Significant transitional steps have included:

•

The fiscal year 2010 annual report to stockholders was more oriented towards the Aerospace and Energy markets than prior communications, reflecting the gradual shift in management’s orientation from one year earlier.

•

The creation of the Aircraft Turbine Systems and Industrial Turbomachinery Systems operating segments in fiscal year 2011 allowed management to focus operating segments separately on the Aerospace or the Energy markets.

•

In September 2011, we made our first formal strategy presentation to our Board of Directors focused on the Aerospace and Energy reportable segments outlining both how we view the business and how we will manage the business.

•

Our strategic presentation at our key leadership summit, attended by about one hundred of our most senior business leaders, in October 2011, focused on the Aerospace and Energy reportable segments rather than the individual operating segments.

The operating results of the five operating segments have historically included significant amounts of intercompany sales. Most of these intercompany sales, however, are made from one operating segment to another within either the Aerospace or the Energy reportable segments. Intercompany sales between the operating segments within the Aerospace reportable segment and the operating segments within the Energy reportable segment were less than $5 million during fiscal year 2011. Management believes that the fact that intercompany sales between the two reportable segments were only about one-third of one percent of consolidated sales is due to the synergy between the operating segments within each reportable segment, but insignificant cross-over.

In addition, we hosted an Investor and Analyst Conference on December 7, 2011, which focused on the results of our reportable segments, not our operating segments. A copy of the presentation materials was filed on a Form 8-K on December 7, 2011. We received feedback from attendees indicating that their understanding of our business and its prospects for growth was enhanced by the focus on our reportable segments, rather than on our various operating segments, as had been our prior practice.

Based on our evaluation above, we believe aggregation of our five operating segments into two reportable segments is consistent with the objectives and basic principle of FASB ASC subtopic 280, Segment Reporting.

II. For our Aerospace reportable segment and its Airframe Systems and Aircraft Turbine Systems operating segments:

i)	A general discussion of the Aerospace reportable segment and its Airframe Systems and Aircraft Turbine Systems operating segments.

Our Aerospace reportable segment services the aerospace market and includes the operations of our Airframe Systems and Aircraft Turbine Systems operating segments. Our Aerospace products are primarily used to provide propulsion and motion control in both commercial and military fixed-wing and rotary aircraft and in various other defense platforms. We believe we can leverage our existing technology and expertise in the design and manufacture of innovative, fuel efficient and reliable propulsion and flight control systems to achieve greater penetration within our target markets.

Airframe Systems and Aircraft Turbine Systems support numerous platforms for the aerospace market, including: fixed-wing commercial and civilian platforms, such as twin aisle, single aisle, regional jet and business jet aircraft, fixed-wing military platforms, such as fighter, tanker/transport, bomber, unmanned and trainer aircraft, and civilian and military rotorcraft platforms.

In fiscal year 2011, Airframe Systems generated approximately 46% of total Aerospace external sales, (about $391 million) compared to about 54% from Aircraft Turbine Systems (about $452 million).

A copy of the Woodward presentation at a Investor and Analyst Conference on December 7, 2011 and filed on Form 8-K on December 7, 2011 includes a more visual summary of how interrelated the various sub-markets served by our Aerospace reportable segment are.

Woodward, including HRT and MPC, has a long heritage of supporting the aerospace markets, built both on propulsion and motion control systems. For the last ten years, Woodward has followed a strategy to expand its presence on fixed-wing aircraft and rotorcraft to both the commercial and governmental (defense) markets by focusing on increasing on-aircraft Woodward content by leveraging its various technological capabilities.

As discussed in Chairman and Chief Executive Officer Tom Gendron’s letter to stockholders on page 9 of Woodward’s 2010 annual report, Woodward management is focused on being a leader in two key areas within the aerospace market:

1.	Propulsion system control solutions for every type of turbine-powered aircraft; and

2.	Actuation system solutions for critical aerospace applications.

Our Aerospace strategic focus for products and services provided to aircraft original equipment manufacturers (“OEM’s”) share three key characteristics:

1.	Orientation toward platforms (aircraft categories and models), not parts;

2.	Focus on maximizing platform content represented by Airframe Systems and Aircraft Turbine Systems supplied systems; and

3.	Execution of securing aftermarket sales for platforms supported.

Woodward pursues growth within the aerospace markets for a number of reasons, including:

•	Opportunities to leverage the application of technology across broader aircraft applications;

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The existence of significant barriers to entry to new competition, which gives Woodward advantages over new entrants. Virtually all parts used on aircraft are highly regulated and must be certified. Because of the prohibitive costs to recertify a part, changes in both parts specifications and supplier after initial certification of an entire aircraft system tend to be minimal;

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Participation in the aerospace life-cycle requires significant long-term investment prior to platform launches but allows for significant revenues over time and this is true across all aspects of our aerospace activities;

•	Certain specific elements of the business, such as aftermarket sales, can be coordinated and jointly managed across the various aerospace marketing channels;

•	Woodward’s established track record of success in propulsion, including propulsion involving actuation technology; and

•	Related technological linkage in other areas, such as valves and actuators, which allows Woodward to leverage this technology within the aerospace market.

The acquisitions of MPC and HRT in fiscal year 2009 were a logical extension of Woodward’s long-term strategy to expand aircraft content across the aerospace markets.

Woodward’s strategic goals to drive future long-term growth in the aerospace market include:

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Increasing content and integration on aircraft platforms through synergies between Woodward’s legacy Aircraft Turbine Systems business and its acquired businesses (MPC and HRT, as managed through the Airframe Systems operating segment).

•	Focusing future technological developments on aircraft as an entire system, linking propulsion, flight control, and other factors to drive more effective and fuel-efficient aircraft.

•	Continuing to leverage sales opportunities to certain defense niche-markets that leverage Woodward’s on-aircraft technology.

•	Focusing on aftermarket sales through one central aftermarket team to leverage the successes of the current Aircraft Turbine Systems aftermarket business.

Woodward’s management also believes that effective coordination of resource allocation across technology, capital expenditures, organizational capability and other areas will be critical to maximizing overall success and related shareholder returns in the aerospace market in the future.

ii)	A specific discussion of the quantitative economic similarities between the Airframe Systems and Aircraft Turbine Systems operating segments.

Our evaluation of the quantitative economic similarities between the Airframe Systems and Aircraft Turbine Systems operating segments has been provided to the Staff on a supplemental basis.

iii)	A specific discussion of the other five areas of similarity outlined in FASB ASC paragraph 280-10-50-11 between the Airframe Systems and Aircraft Turbine Systems operating segments.

The nature of products and services

Both the Airframe Systems and Aircraft Turbine Systems operating segments operate in the aerospace market where flight and fuel efficiency through lower weight and improved power performance, as well as product certification requirements, form the basis for competition as well as a barrier to entry. While the industry competes on the basis of all of these factors, technological innovation and design, product performance and conformity with customer specifications, and product quality are of significant importance within the aerospace industry.

Generally, the products and services of the Airframe Systems and Aircraft Turbine Systems operating segments are provided to aircraft manufacturing OEM’s or their suppliers. Applications of both the Airframe Systems and Aircraft Turbine Systems segments are used extensively in fixed-wing and rotary commercial and military aircraft, such as those described under section II (i) above.

Both the Airframe Systems and Aircraft Turbine Systems operating segments design, manufacture and support a broad range of complex systems and system components. Components are highly engineered and manufactured to exacting specifications. To bring products to market, Woodward invests significant time, energy and resources to develop intellectual property.

Long-term strategic marketing plans for both the Airframe Systems and Aircraft Turbine Systems operating segments are built around developing a robust aftermarket to provide repairs, spare parts, and related products and services. Aftermarket sales to both Airframe Systems and Aircraft Turbine Systems customers are managed by one aerospace aftermarket group, which was created by combining the Airframe Systems and Aircraft Turbine Systems aftermarket groups.

Some technology development programs of both the Airframe Systems and Aircraft Turbine Systems businesses begin years before an expected entry to services, such as those for next-generation commercial aircraft engines, but such programs allow for significant revenues over time.

Products for the Airframe Systems and Aircraft Turbine Systems businesses generally focus on flight and fuel efficiency through lower weight and improved power performance focused on weight reduction, size and lower power draw, driven by the need to limit weight on aircraft and by the space limitations inherent in aircraft applications.

Based on the discussion above, we believe the Airframe Systems and Aircraft Turbine Systems operating segments have similar products and services.

The nature of the production processes

Parts are manufactured by highly skilled technicians utilizing precision equipment to produce highly engineered products. The Airframe Systems and Aircraft Turbine Systems facilities all include similar functions.

Woodward’s Airframe Systems and Aircraft Turbine Systems products and systems are held to the highest quality control standards. Production output is subject to rigorous quality control testing, as required to meet contractual requirements, customer standards, and Federal Aviation Administration (FAA) regulations.

Based on the discussion above, we believe the Airframe Systems and Aircraft Turbine Systems operating segments have similar production processes.

The type or class of customer for products and services

The Airframe Systems and Aircraft Turbine Systems businesses generally sell to large aircraft OEM’s with similar business models and characteristics. The business model common to both Airframe Systems and Aircraft Turbine Systems includes:

•	Significant long-term up-front investments in systems development that is recouped over a long period of time through sales of platforms that remain in service for many years;

•	Tight regulation by the FAA or similar foreign regulatory authorities, which oversee safety and emissions regulations;

•	Production and sale of both commercial and defense platforms; and

•	Reliance on aftermarket sales to ensure long-term profitability.

Generally, potential customers (or customers of customers) of the aerospace market are common between the Airframe Systems and Aircraft Turbine Systems businesses. This common customer base allows for cross selling opportunities between the Airframe Systems and Aircraft Turbine Systems businesses. Large OEM customers to whom significant sales were made by both the Airframe Systems and Aircraft Turbine Systems operating segments during fiscal years 2010 and 2011 include United Technologies, Honeywell, the U.S. Government and various foreign governments.

Aircraft Turbine Systems customers tend to be OEM’s that sell to aircraft manufacturers. For example, General Electric or Pratt Whitney may be direct Aircraft Turbine Systems customers, who then sell to airframer OEM’s, such as Boeing, Embraer or Airbus. Airframe Systems generally sells directly to these airframer OEM’s. In either case, however, the customers are generally aerospace market OEM’s with similar business models. Management believes, however, that managing the Airframe Systems and Aircraft Turbine Systems operating segments together will allow Woodward to build synergies across the aerospace market by developing more vertically integrated customer relationships.

A significant amount of our sales in both Airframe Systems and Aircraft Turbine Systems are made either directly or indirectly to the U.S. Government.

Based on the discussion above, we believe the Airframe Systems and Aircraft Turbine Systems operating segments have similar customers.

The methods used to distribute products or provide services

For both the Airframe Systems and Aircraft Turbine Systems operating segments, products are shipped directly to the OEM’s and not through intermediary distributors, including in the aftermarket, where products and services are generally provided through the OEM’s or directly to end users of the platforms, such as airlines.

Based on the discussion above, we believe the Airframe Systems and Aircraft Turbine Systems operating segments use similar methods to distribute products and provide services.

The nature of the regulatory environment

The aerospace market is heavily regulated. Airframe Systems and Aircraft Turbine Systems contract with numerous U.S. Government agencies and entities, including all branches of the U.S. military, the National Aeronautics and Space Administration (NASA), and the Departments of Defense, Homeland Security, and Transportation. The Airframe Systems and Aircraft Turbine Systems operating segments also contract with similar government authorities outside the United States with respect to international sales. OEM customers frequently also sell to the government and require their suppliers (e.g., Woodward) to comply with various regulatory requirements, including requirements of the FAA.

The Airframe Systems and Aircraft Turbine Systems businesses must comply with, and are affected by, laws and regulations relating to the formation, administration, and performance of U.S. Government contracts. These laws and regulations, among other things:

•	Impose manufacturing standards, specifications, and other quality standards that may be further restrictive than for non-governmental business activities;

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Restrict the use and dissemination of information classified for national security purposes and with respect to the U.S. Government’s regulations pertaining to the export of certain products and technical data; and

•	Require compliance with respect to regulations of foreign governments pertaining to the export of certain products and technical data.

Based on the discussion above, we believe the Airframe Systems and Aircraft Turbine Systems operating segments operate in similar regulatory environments.

Based on all of the discussions above and our evaluation of the economic similarities between our Airframe Systems and Aircraft Turbine Systems operating segments provided to the Staff on a supplemental basis, management believes that Airframe Systems and Aircraft Turbine Systems operating segments exhibit similar economic and other characteristics as defined by FASB ASC paragraph 280-50-10-11 and may be aggregated into one reportable segment, Aerospace.

III. For our Energy reportable segment and its Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments:

i) A general discussion of the Energy reportable segment and its Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments.

Our Energy reportable segment includes our Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments. Globally, energy sources are scarce, valuable, and also result in emissions issues in many applications and/or jurisdictions. Our capabilities provide our customers with control solutions to address these issues across a broad spectrum of energy sources and uses. We provide reliable and innovative energy control solutions to the energy market that are designed to meet customer needs for efficiency, high performance and reduced emissions used in extraction and distribution, power generation and distribution, and in various industrial, marine and mobile applications.

As discussed in Chairman and Chief Executive Officer Tom Gendron’s letter to stockholders on page 9 of Woodward’s 2010 annual report, Woodward management is focused on being a leader in three key areas within the energy market:

•	Control solutions for any machine that produces electricity using conventional or renewable energy sources;

•	Solutions for the control of power quality, distribution and storage in the electrical grid; and

•	Control solutions for power equipment used in the extraction, distribution, and conversion of renewable and fossil fuels in the marine, locomotive and industrial equipment market.

Our energy business is a systems and solutions provider to customers for any machine application that uses, converts, manages and/or stores energy, which we collectively refer to as the Energy Value Stream, and which we described more fully below. Strategically, we manage our energy business to meet the needs of our Energy Value Stream customers, including management of current and future investments of resources to develop and support innovative long-term solutions.

The graphic representation of the Energy Value Stream, below, illustrates the interrelationships between the various sub-markets within the energy market served by Woodward, as represented by the red “W” on the graphic. This graphic is taken from the presentation made at the Investor and Analyst Conference on December 7, 2011, which was filed on Form 8-K on December 7, 2011. The presentation shows the overlay of Woodward content, as applicable, on the various stages within the Energy Value Stream.

As more fully explained in the full Investor and Analyst Conference presentation, our Energy reportable segment supports systems and technologies on platforms throughout the Energy Value Stream, reflecting Woodward’s strategic focus on vertically and horizontally integrated customer solutions.

The Energy Value Stream has numerous channels and an endless array of platforms. Woodward attempts to maximize its total Energy Value Stream content through targeted marketing to the major players in these channels, and focuses on differentiating Woodward as a provider of systems and/or solutions.

We provide key systems and components to support the extraction, distribution and processing of uranium, natural gas, oil, and coal, including on-site reciprocal engine or turbine power sources and controls, compressors and compression controls, and pipeline applications. We also support reciprocal engine and compression applications critical to the efficient on-highway, locomotive or marine transportation and distribution of energy resources extracted.

Our power generation and distribution products allow customers to efficiently convert various energy sources, including diesel fuel and heavy fuel oils, natural gas, biofuels and mixes, and renewables, such as wind and solar, into harnessed, usable and controlled energy on the electrical power grid.

End market applications within the energy market are generally a function of the concept of “Conversion to Work.” Woodward technology is employed in a wide variety of applications that convert energy to work across the Energy Value Stream. Our reciprocal engines, industrial turbines, as well as more specialized linear and marine applications with a focus on efficiency, high performance and lower emissions are used on various customer applications.

Woodward’s strategic focus to be a both vertically and horizontally integrated content provider to the targeted platforms of the Energy Value Stream links our Electrical Power Systems (EPS), Engine Systems (ES), and Industrial Turbomachinery Systems (ITS) operating segments within the energy markets, as represented below.

Total Energy reportable segment external sales were $871 million in fiscal year 2011. Electrical Power Systems generated approximately 26% of total Energy external sales, ($230 million) compared to about 43% from Engine Systems ($372 million) and 31% for Industrial Turbomachinery Systems ($269 million).

As discussed in the first portion of our response to the Staff’s question 10, prior to September 2007, the operations of the Electrical Power Systems, Engine Systems, and Industrial Turbomachinery Systems businesses were included in Woodward’s Industrial Controls operating segment and Aircraft Turbine Systems was included in the Aircraft Engine Systems operating segment. As of September 30, 2007, Woodward reorganized the business to create the Turbine Systems operating segment by pulling Industrial Turbomachinery Systems out of the Industrial Controls operating segment and Aircraft Turbine Systems out of Aircraft Engine Systems operating segment. The Electrical Power Systems and Engine Systems operating segments were created out of the Industrial Controls operating segment.

From September 2007 through June 2011, Woodward did not aggregate the Engine Systems and Electrical Power Systems operating segments as one reportable segment, although there were significant similarities between the operating segments as documented in this letter. As discussed above, Industrial Turbomachinery Systems was included in the Turbine Systems operating segment from September 2007 to June 2011. Since Industrial Turbomachinery Systems is integral to Woodward’s end-to-end support of the energy markets, management did not believe that providing aggregated data on Engine Systems and Electrical Power Systems, without including the substantial overlapping aspects of Industrial Turbomachinery Systems, would have enhanced users of the financial statements understanding of Woodward’s business. With the ability to carve out Industrial Turbomachinery Systems’ results, separate from Aircraft Turbine Systems’ results, management can now provide a full picture of its footprint in the energy market.

ii)	A specific discussion of the quantitative economic similarities between the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments.

Our evaluation of the quantitative economic similarities between the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments has been provided to the Staff on a supplemental basis.

iii)	A specific discussion of the other five areas of similarity outlined in FASB ASC paragraph 280-10-50-11 between the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments.

The nature of products and services

The Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments broadly support the energy industry. Our products’ applications are generally industrial in nature, including valves, electronic controls, and integrated fuel and combustions systems for industrial applications, including industrial turbines and industrial reciprocating engines, and our products are used in power generation, distribution and conversion applications, including renewable power, such as wind and solar.

The Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems businesses sell to numerous OEM’s serving the energy market. The Energy operating segments may invest significant time, energy and resources to develop intellectual property to bring products to market.

Based on the discussion above, we believe the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments have similar products and services.

The nature of the production processes

Parts are manufactured by highly skilled technicians utilizing state of the art equipment to produce highly engineered end products. Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems share a number of facilities both in the United States and overseas, reflecting the overall commonality of the manufacturing production processes. The Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems products are all manufactured to high quality control standards.

Based on the discussion above, we believe the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments have similar production processes.

The type or class of customer for products and services

The Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments generally sell to large commercial OEM’s servicing various aspects of the energy extraction, generation and usage industries, which we collectively refer to as the energy market. Customers are generally focused on producing power sources and controlling power, including controlling the quality of energy generated and/or linked to the power grid.

The Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems customers share the need to achieve their objectives of lower fuel consumption, reduced emissions, and improved operating economics.

Based on the discussion above, we believe the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments have similar customers.

The methods used to distribute products or provide services

Customers of the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems businesses are generally OEM’s that produce products or systems for end users. The three Energy operating segments generally ship products either directly to the OEM’s plants or directly to installation sites, and generally not through intermediary distributors, except for some aftermarket applications.

Based on the discussion above, we believe the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments use similar methods to distribute products and provide services.

The nature of the regulatory environment

Our Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments are directly or indirectly subject to various emissions and safety standards that apply to the Energy reportable segment’s customers.

Based on the discussion above, we believe the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments operate in similar regulatory environments.

Based on all of the discussions above and our evaluation of the economic similarities between our Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments provided to the Staff on a supplemental basis, management concluded that Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments exhibit similar economic and other characteristics as defined by FASB ASC paragraph 280-50-10-11 and may be aggregated into one reportable segment, Energy.

11.	We note your disclosure of revenue by geographic area. Please explain to us how you have considered the guidance set forth in FASB ASC paragraph 280-10-50-41(a), which indicates that if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Revise future filings as necessary.

Response:

We noted the Staff’s comment and have reviewed the underlying sales data to determine if any individual foreign country’s sales to external customers were material enough for separate disclosure. Based on this review, we determined that sales to Germany accounted for approximately 12% of total consolidated sales in all fiscal years presented; as such, we will revise future filings to include a footnote for Europe sales to disclose the percentage of sales to Germany. No other individual foreign country was material to total consolidated sales. For future filings, we will evaluate individual foreign country sales qualitatively and quantitatively to determine if other foreign countries require separate disclosure.

* * * * *

In connection with its response to the Staff’s comment letter, Woodward acknowledges that:

•	Woodward is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Woodward may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (970) 498- 3112 or Chris Fawzy, our Corporate Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, at (970) 498-3121 to discuss the matters addressed above or other issues relating to the subject Form 10-K. Thank you for your attention to this matter.

Very truly yours,

/s/ Robert F. Weber, Jr.
Robert F. Weber, Jr.

cc:	A. Christopher Fawzy

Woodward, Inc.

Philip S. Stamatakos

Timothy J. Melton

Joel T. May

Jones Day

Steven J. Yaroch

Deloitte & Touche LLP